UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SGOCO Group, Ltd.

Full Name of Registrant

N/A
Former Name if Applicable

Room 1301, 13/F, Golden Centre,188 Des Voeux Road Central

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 28, 2015, SGOCO International (HK) Limited, a wholly owned subsidiary of SGOCO Group, Ltd. (the "Company") entered into a Share Sale and Purchase Agreement for the Sale and Purchase of the Entire Issued Share Capital of Boca International Limited (the “Agreement”) with Richly Conqueror Limited, a company organized under the laws of the British Virgin Islands. Pursuant to the Agreement, SGOCO International (HK) Limited acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited. In March, 2016, the acquisition of Boca was closed. Due to the acquisition of Boca as well as the process of obtaining and compiling information related to the Boca acquisition required to be included in the Form 20-F for the period ended December 31, 2015, the Company was unable to file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony Zhong	86	13911053168
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2015 fiscal year:

Revenue We anticipate that we will report that our sales were $1.9 million for the year ended December 31, 2015, which decreased by $41.3 million, or 95.6% from $43.2 million in the year ended December 31, 2014. The decrease in sales revenue was primarily attributable to the decrease in sales volume on weak industry growth of the traditional computer monitor market resulting from the customers' change of consumption preference to the mobile device.

Cost of goods sold We anticipate that we will report that for the year ended December 31, 2015, cost of goods sold decreased by $39.4 million, or 95.6%, to $1.8 million from $41.2 million for the year ended December 31, 2014. The decrease in the cost of goods sold was in line with the decrease in sales.

Gross profit We anticipate that we will report that gross profit for the fiscal year ended December 31, 2015 was $0.1 million, a decrease of $1.9 million, or 95.3% from $2.0 million for the prior fiscal year.

Selling expenses We anticipate that we will report that during the year ended December 31, 2015, selling expenses were approximately $0.1 million, a decrease of $0.2 million, or 55.9%, from $0.3 million compared with the prior fiscal year.

SGOCO Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 5/2/2016	By:	/s/ Shi-Bin Xie
Shi-Bin Xie
	Title:	Chief Executive Officer